UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Southeastern Asset Management Inc.
Southeastern Asset Management
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

Southeastern Asset Management Inc.

Year Founded:	1975

Ownership Structure:	Independent; 100% employee owned

Form of Compensation:	Investment counseling fees earned

Assets Under Management:	$36.5 billion
U.S. large cap separate accounts:	$12.2 billion (closed)
International separate accounts:	$1.4 billion
Global separate accounts:	$6.7 billion
Longleaf Partners Fund:	$9.9 billion (closed)
Longleaf Partners International Fund:	$3.1 billion
Longleaf Partners Small-Cap Fund:	$3.2 billion (closed)

Commitment to Discipline:	-The Longleaf Funds are the exclusive equity vehicle for Southeastern’s retirement plan and employee equity investments.

-Southeastern employees and their families are Longleaf’s largest direct shareholder group.

Headquarters:	Memphis, Tennessee
Research Offices:	London & Tokyo

Professional Staff:	46 Employees 12 Portfolio Managers/Analysts
2 Traders, 10 CPAs, 4 Attorneys

Investment Approach:	Value oriented; long time horizon

Portfolio Management:	Unanimous decisions; team approach

Target Return:	U.S. Inflation + 10%
6410 POPLAR AVE. • SUITE 900 • MEMPHIS, TN 38119 • (901) 761-2474

Southeastern Asset Management Inc.
REPRESENTATIVE CLIENT LIST

Corporate Retirement Plans

American Airlines	National Grid USA
Bellsouth Corporation	Nestle
Bhs	Northrop Grumman
Cable & Wireless	OfficeMax
Cox Enterprises	Ormet
DTE Energy	Pactiv
EDS	Parker-Hannifin
General Mills	Reuters
Kellogg Company	Rollins
Leggett & Platt	Smurfit-Stone
Lloyd’s Register	Stagecoach
Lloyds TSB	Syngenta
Lonza America	Tesco

Academic Institutions

Allegheny College	St. Andrew’s School
Beloit College	Syracuse University
Bowdoin College	Temple University
Claremont McKenna College	University of Colorado
Colgate University	University of Florida
Cornell University	University of Georgia
Georgia Tech	University of Nebraska
Grinnell College	University of Pennsylvania
Groton School	University of Pittsburgh
Hamilton College	University of Rochester
Loyola University New Orleans	Wellesley College

Foundations and Nonprofit Institutions

American Legacy Foundation	Gordon and Betty Moore Foundation
American Museum of Natural History	Kauffman Foundation
American Psychological Association	The Andrew W. Mellon Foundation
Carnegie Institution of Washington	The Church Pension Fund
Cisco Systems Foundation	The Duke Endowment
Community Foundation for the	The Nature Conservancy
National Capital Region	The New York Public Library
Dana-Farber Cancer Institute	Yawkey Foundation
German Marshall Fund
Clients chosen for the list consist of equity separate institutional accounts and include regionally and nationally recognized accounts representative of each category. Not all accounts in each category have been listed, and the accounts shown were not selected as the result of their investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern Asset Management, Inc. or the services it provides.
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

Southeastern Asset Management Inc.
INVESTMENT STAFF

O. Mason Hawkins, CFA	Chairman and Chief Executive Officer
Southeastern since 1975.
1974-75, Director of Research, First Tennessee Investment Management, Memphis.
1972-73, Director of Research, Atlantic National Bank, Jacksonville.
Chartered Financial Analyst, 1979
Past President, Memphis Society of Financial Analysts, 1983
B.A. (Finance) University of Florida, 1970
M.B.A. (Finance) University of Georgia, 1971
Born 3/10/48

G. Staley Cates, CFA	President
Southeastern since 1986.
1986, Research Associate, Morgan, Keegan & Company, Memphis.
Chartered Financial Analyst, 1989
B.B.A. (Finance) University of Texas, 1986
Born 10/5/64

Jason E. Dunn, CFA	Vice President
Southeastern since 1997.
Chartered Financial Analyst, 2001
B.A. (Business & Economics) Rhodes College, 1999
Born 11/27/76

C. T. Fitzpatrick, III, CFA	Vice President
Southeastern since 1990.
1986-1988, Financial Analyst, Merrill Lynch Capital Markets, New York.
Chartered Financial Analyst, 1992
B.A. (Corporate Finance) University of Alabama, 1986
M.B.A. (Finance) Vanderbilt University, 1990
Born 11/21/63

E. Andrew McDermott	Vice President
Southeastern since 1998.
1994-1998, J.P. Morgan, Hong Kong, Singapore, San Francisco.
1992-1994, NEC Logistics, Tokyo.
B.A. (History) Princeton University, 1992
Born 6/21/69
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

Southeastern Asset Management Inc.
INVESTMENT STAFF (continued)

Frank N. Stanley, III, CFA	Vice President
Southeastern since 1985.
1974-84, Portfolio Manager and Analyst, Montag & Caldwell, Atlanta.
1972-73, Investment Officer, Atlantic National Bank, Jacksonville.
1966-1969, Lieutenant, U.S. Navy.
Chartered Financial Analyst, 1977
B.S. (Management) Georgia Institute of Technology, 1964
Emory University, 1965
M.B.A. (Marketing) University of Florida, 1970
Born 12/8/41

James E. Thompson, Jr., CFA	Vice President
Southeastern since 1996.
1994-1995, Vice President, Salem Investment Counselors, Winston-Salem.
1991-1993, Director of Research, Wilmington Capital Management, Wilmington.
1987-1990, Senior Analyst, Wachovia Bank and Trust Co., Winston-Salem.
Chartered Financial Analyst, 1993
B.S. (Business Administration) University of North Carolina, 1982
M.B.A. University of Virginia, 1986
Born 3/15/61

T. Scott Cobb	Analyst
Southeastern since 2006.
2004-2006 Smith, Salley & Associates, Greensboro.
2000-2004 Private Investor, Chapel Hill.
1995-2000 CST Investments, LLC, Memphis.
B.A. (History) University of Memphis, 1997
M.A. (Theological Studies) Covenant Theological Seminary, 1999
Born 10/3/1974

Ross Glotzbach, CFA	Analyst
Southeastern since 2004.
2003-2004, Corporate Finance Analyst, Stephens Inc., Little Rock.
Chartered Financial Analyst, 2006
B.A. (Economics) Princeton University, 2003
Born 7/30/80
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

Southeastern Asset Management Inc.
INVESTMENT STAFF (continued)

Lowry H. Howell, CFA	Analyst
Southeastern since 2006.
2000-2005, Security Analyst and Principal, Flippin, Bruce & Porter, Lynchburg.
1995-2000, Equity Analyst, Associate Vice President, Southern Capital Advisors, Memphis.
Chartered Financial Analyst, 1999
B.A. (Finance) Rhodes College, 1995
M.S. (Accounting) Rhodes College, 1996
Born 1/20/73

Ken Ichikawa Siazon	Analyst
Southeastern since 2006.
1997-2006, Lehman Brothers, Singapore, Tokyo, Hong Kong.
1994-1997, JP Morgan, Hong Kong, New York.
1990-1992, Ford Motor Company, Tokyo.
1989-1990, Fuji Bank, Tokyo.
M.B.A. Harvard Business School, 1994
B.S. (Systems Engineering), University of Virginia, 1989
Born 11/26/67
TRADING STAFF

Deborah L. Craddock, CFA	Vice President
Southeastern since 1987.
1986-87, Sales Assistant, Robinson-Humphrey Co., Inc., Memphis.
Chartered Financial Analyst, 1991
B.A. (Economics) Rhodes College, 1980
Born 8/25/58

Dallas Geer	Associate
Southeastern since 2004.
2001-2004, Trading Assistant, Tudor Investment Corp, Greenwich, CT.
B.A. (Accounting) University of Tennessee, 1998
M.B.A. University of Tennessee, 2001
Born 10/3/77
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

Southeastern Asset Management Inc.
CLIENT SERVICE STAFF

Jim Barton, Jr., CFA	Vice President
Southeastern since 1998.
1991-1998, Proprietary Futures/Options Trader, Louis Dreyfus Corp., Memphis.
1990-1991, Professional Basketball Player, BG-07 Ludwig burg, Germany.
Chartered Financial Analyst, 2001
B.A. (History) Dartmouth College, 1989
Born 9/4/66

Lee B. Harper	Vice President
Southeastern since 1993.
1989-1993, Consultant, IBM, Memphis.
1985-1987, Business Analyst, McKinsey & Company, Atlanta.
B.A. (History, Communications) University of Virginia, 1985
M.B.A. Harvard Business School, 1989
Born 4/3/63

Gary M. Wilson, CFA	Vice President
Southeastern since 2002.
1998-2002, Marketing, Citigroup, Tokyo.
1993-1994, Business Development, Baystate Financial Services, Boston.
Chartered Financial Analyst, 2005
B.A. (History) Colgate University, 1992
MA (International Economics) Johns Hopkins School of Advanced International Studies, 1998
Born 1/20/70
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

Southeastern Asset Management Inc.
LEGAL STAFF

Andrew R. McCarroll	Vice President and General Counsel
Southeastern since 1998.
1996-1998, Farris Warfield & Kanaday, PLC, Nashville.
B.A. (English) Vanderbilt University, 1990
M.A. University of Chicago, 1993
J.D. Vanderbilt Law School, 1996
Born 10/26/67

Michael J. Wittke	Legal Counsel and Chief Compliance Officer
Southeastern since 2002.
1996-2002, PricewaterhouseCoopers, LLP, Boston.
B.A. (Business Administration) Michigan State University, 1993
J.D. Boston College Law School, 1996
Born 3/8/71

John McFadden	Chief Compliance Officer- Mutual Funds
Southeastern since 2004.
1995-2000, Vice President, General Counsel, Cook Mayer Taylor, Registered Investment Advisor, Memphis.
1987-1995, Vice President, General Counsel, ServiceMaster Consumer Services, Inc.
1985-1993, Vice President, General Counsel, Terminix International Inc
1980-1981, Judicial Clerk, U.S. Court of Appeals, Sixth Circuit
A.B. Dartmouth College, 1975
J.D. Vanderbilt Law School, 1979
Born 9/13/53

Steven P. McBride	Legal Counsel
Southeastern since 2005.
2001-2005, Senior Counsel, International Paper Company, Memphis.
1997-2001, Associate, Glankler Brown, PLLC, Memphis.
B.A. (Economics), University of Memphis, 1992
J.D. Notre Dame Law School, 1997
Born 5/5/70
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

Southeastern Asset Management Inc.
ADMINISTRATIVE STAFF

Randy D. Holt, CPA	Vice President, Secretary and CFO
Southeastern since 1985.
1983-1985, Partner, Ott, Baxter & Holt. Memphis.
1976-1985, Public Accounting Experience.
Certified Public Accountant, Tennessee, 1979.
B.S. (Accounting) University of Tennessee, 1976
Born 8/15/54

Richard Hussey	Vice President and Chief Operating Officer
Southeastern since 1999.
1997-1998 Director, Datacomm Solutions and Connectivity, Memphis.
1993-1998, Vice President, Circle H Farms, Memphis.
1991-1993, Global Technology and Operations Associate, J.P. Morgan, New York.
B.S. (Applied Economics & Business Management) Cornell University, 1991
Born 9/23/68

Joseph L. Ott, CPA	Vice President, Treasurer and Operations Director
Southeastern since 1990.
1983-1991, Partner, Ott & Associates, CPAs, Memphis.
1972-1983, Partner & Associate, Harry M. Jay & Associates, CPAs, Memphis.
1971-1972, Staff Accountant, Arthur Andersen & Co., New Orleans.
Certified Public Accountant, Mississippi, 1974: Tennessee, 1975.
B. S. (Accounting) Mississippi State University, 1971
Born 9/29/49

Julie M. Douglas, CPA	Vice President and CFO – Mutual Funds
Southeastern since 1989.
1987-1989, Audit Supervisor, Coopers & Lybrand, Birmingham.
1984-1987, Audit Senior, Coopers & Lybrand, Pittsburgh.
Certified Public Accountant, Pennsylvania, 1986; Tennessee, 1990.
B.S. (Accounting) Pennsylvania State University, 1984
Born 2/19/62
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

Southeastern Asset Management Inc.
ADMINISTRATIVE STAFF (continued)

Nancy L. Thompson, CPA	Director of Client Accounting
Southeastern since 1996.
1990-1996, Partner, Ott & Associates, CPAs, Memphis.
1985-1990, Jack T. Chism & Company, CPAs.
Certified Public Accountant, 1987.
B.A. University of Tennessee, 1976
M. Ed. University of North Florida, 1978
Born 7/24/54

Pam Evans, CPA	Portfolio Accountant
Southeastern since 2004.
2003-2004, Tax Manager, Reynolds, Bone & Griesbeck, PLC.
1996-2002, Reynolds, Bone & Griesbeck, PLC.
Certified Public Accountant, 1996.
B.A. University of Kentucky, 1972
Born 5/21/50

Joy Mains	Portfolio Accountant
Southeastern since 2002.
2000-2002, Senior Accountant, KPMG LLP.
1999-2000, Staff Accountant, KPMG LLP.
B.B.A. University of Memphis, 1999
Born 3/24/77

Carol Nordtvedt	Portfolio Accountant
Southeastern since 1998.
1992-1998, Accountant, Social Services.
1978-1981, Public Accounting Experience.
B.S. (Accounting) George Mason University, 1978
Born 6/3/53

Laura A. Wynn	Portfolio Accountant
Southeastern since 1987.
Miller Hawkins Business College, 1978
Born 12/31/59
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

Southeastern Asset Management Inc.
ADMINISTRATIVE STAFF (continued)

Jamie H. Baccus, CPA	Corporate Compliance
Southeastern since 2004.
2003-2004, Mortgage Reconciliation Supervisor, Union Planters Bank.
2002-2003, Audit Supervisor, Horne CPA Group, Jackson, MS.
1999-2002, Audit Associate, Horne CPA Group, Jackson, MS.
Certified Public Accountant, 2001.
BSBA (Accounting) Auburn University, 1998
Masters of Accounting University of Alabama, 1999
Born 11/15/75

Dronda P. Morrison, CPA	Controller
Southeastern since 2004.
1998-2004, Business Manager, St. Agnes Academy- St. Dominic School, Inc.
1978-1998, Controller, Les Passees Children’s Services
1976-1978, Accounts Payable Supervisor, Memphis Bank and Trust
Certified Public Accountant, Tennessee, 1985
B.B.A. (Accounting) Memphis State University, 1975
Born 11/17/54

M. Andrew Wylie	Information Technology Manager
Southeastern since 2004.
1999-2004, Project Manager, IBM Global Services, Memphis/Atlanta.
B.A. (Economics) Rhodes College, 1999
Born 5/27/77
6410 POPLAR AVE. • SUITE 900 • MEMPHIS, TN 38119 • (901) 761-2474

Southeastern Asset Management Inc.
INVESTMENT PHILOSOPHY
Superior long term investment performance can be achieved when financially strong, well managed companies are bought at prices significantly below their business value and sold when they approach corporate worth.
▪	Stocks represent ownership in a business enterprise.

▪	Every business enterprise has a value.

▪	With analytical work corporate worth can be determined.
When we buy stocks at significant discounts to their corporate worth:
▪	It protects capital from significant loss over the long-term.

▪	It allows for large reward when the value is recognized.
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

Security Selection Criteria

Investment = Safety of Principal + Adequate Return
Assumptions for Example Above: If we buy a business at 50% of appraisal, and the enterprise value grows at 12% per annum, and in the fifth year the stock price reaches its full appraisal, we will have compounded our investment 29% per year. Two-thirds of the return comes from closing the gap between price and value. This chart does not reflect the performance of any particular security.

Southeastern Asset Management Inc.
Research Process
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

Southeastern Asset Management Inc.
International Equity
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

Performance Overview
For periods ending 09/30/06

	Average Annual Return
			Since IPO
	1 Year	5 Years	(10/26/98)
Longleaf Partners International Fund:	11.8%	10.6%	14.9%

Target return: U.S. Inflation + 10%	12.1%	12.6%	12.7%

Benchmark: MSCI EAFE Index:	19.2%	14.3%	6.9%
▪	Over 7 years, top 9% of Callan’s Non-US Equity Style
This material should be preceded or accompanied by a Prospectus. The average annual total returns of Longleaf Partners International Fund are shown net of fees and include changes in principal value, reinvested dividends and capital gains distributions. These performance results do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The MSCI EAFE Index used for comparison is shown with all dividends and distributions reinvested. In 1998, the MSCI EAFE Index was available only at month-end; therefore, the MSCI EAFE Index value at October 31, 1998 was used to calculate the MSCI EAFE Index performance since public offering. The MSCI EAFE Index is unmanaged and is not hedged for foreign currency risk. Southeastern uses currency hedging as an investment strategy for Longleaf Partners International Fund. Past performance cannot guarantee future results, fund prices fluctuate and the value of an investment at redemption may be more or less than the purchase price. Separately managed global or international accounts with different guidelines and restrictions will perform differently. Current performance of the Longleaf Partners International Fund may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website, www.longleafpartners.com for the most recent performance information or for a current copy of the Funds’ Prospectus, which should be read carefully before investing in the Fund for a discussion of investment objectives, management fees, expenses, and risks. The performance and ranking information shown on the following pages was provided by Callan Associates and is based on the average annual total returns of 119 investment companies representing $286 billion in assets and classified by Callan Associates as Non-US equity funds employing various strategies to invest assets in a well-diversified portfolio of Non-U.S. developed market equity securities, excluding regional specialists, index products, and emerging market products.

SOUTHEASTERN ASSET MANAGEMENT, INC.
PERFORMANCE TO DATE

		Last	Last	Last
Periods Ended	Last	3	5	7
September 30, 2006	Year	Years	Years	Years

Southeastern Asset Management
Longleaf Partners Intl	11.78%	14.34%	10.55%	12.02%

Market Indicators
MSCI EAFE Index	19.16%	22.32%	14.26%	5.31%

Median Rates of Return
CAI MF — Non-US Equity Style	18.23%	21.12%	13.55%	5.48%

Ranking (1=Best, 100=Worst) Southeastern Asset Management vs. CAI MF — Non-US Equity Style
Longleaf Partners Intl	98	100	84	9
Rates of return for periods over one year are annualized.

SOUTHEASTERN ASSET MANAGEMENT, INC.
PERFORMANCE VS. CAI MF — NON-US EQUITY STYLE
PERIODS ENDED SEPTEMBER 30, 2006